EXHIBIT 99.1

Westport Announces Agreement to Divest the Light-Duty Segment for $73.1 Million

The Proposed Transaction Sharpens the Company’s Focus on Providing Solutions for Hard-to-Decarbonize Mobility and Industrial Applications, Strengthens its Balance Sheet, and Provides Capital to Re-Invest in Near-Term Growth

VANCOUVER, British Columbia, March 31, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the "Company") (TSX:WPRT / Nasdaq:WPRT), has entered into a binding agreement (the “Agreement”) to sell its interest in Westport Fuel Systems Italia S.r.l., which includes the Light-Duty segment, including the light-duty OEM, delayed OEM, and independent aftermarket businesses, to a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. a prominent Dutch venture capital and private equity firm (the “Transaction”). The Transaction provides for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments, and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the Agreement.

Moving forward, Westport intends to concentrate fully on providing affordable solutions for hard-to-decarbonize mobility and industrial applications, centered around the unique opportunities created by the HPDI technology and our Cespira joint venture. The Transaction also strengthens Westport’s balance sheet and enables Westport to consider strategic acquisition opportunities consistent with the above strategic focus and extend its runway to fund near-term growth.

“This Transaction marks a significant milestone in our evolution as an alternative fuel systems enterprise. By returning to our roots and focusing on our core strengths, providing solutions in hard-to-decarbonize mobility and industrial applications, we are positioning Westport for sustainable growth and enhanced operational efficiency. The Light-Duty segment has been an important part of our history, and we are confident that Heliaca Investments is the right partner to continue its development. This Transaction allows us to streamline our operations, sharpen our focus on innovation, and create long-term value for our stakeholders. We are excited about the opportunities ahead and look forward to building on our momentum,” said Dan Sceli, Chief Executive Officer of Westport Fuel Systems.

Under the terms of the Agreement, Heliaca Investments through its subsidiary will acquire Westport’s Light-Duty segment, including its related assets and customer contracts. The Transaction is subject to shareholder approval and other customary closing conditions and is expected to close in late Q2 of 2025.

The proceeds from the proposed Transaction are expected to enable Westport to significantly improve its financial stability, while also supporting key growth initiatives focused on providing solutions for hard-to-decarbonize mobility and industrial applications. Following closing, Westport intends to align its cost structure to be more reflective of a smaller, more efficient organization, while also seeking further opportunities for efficiency gains.

Strategic Transformation

The proposed divestiture is a pivotal step in refocusing Westport on its competitive strengths. Westport remains committed to providing affordable, alternative fuel solutions for the heavy-duty truck, off-road, and industrial markets. Westport believes that hydrogen will play a role in decarbonizing mobility applications long-term. However, Westport’s products are timeline-agnostic, allowing the Company to leverage its High-Pressure Controls and Systems segment and its stake in Cespira, which both have solutions available now, to address decarbonization with net zero and low carbon fuels while also providing affordable solutions utilizing zero carbon hydrogen in the future. Westport’s remaining assets, when combined, create the potential for fuel agnostic high-pressure storage solutions, complementing HPDI and Cespira’s growth aspirations.

As the hydrogen ecosystem evolves, Westport views the natural gas market, including LNG, CNG and RNG as our foundation, with strong economics in many geographies and diverse growth opportunities. The Company’s GFI products are already industry leading on a global scale and backed by intellectual property rights that are expected to strengthen our already significant competitive advantage in high-pressure fuel solutions.

Moreover, the Company will consider strategic merger and acquisition opportunities that align with the reimagined strategic focus.

Creating Focus

The resurgence of natural gas and renewable natural gas globally provides a market opportunity for Westport. In particular, while HPDI technology is well positioned and established in Europe, the North American market presents many growth opportunities. North America is again embracing natural gas and renewable natural gas as an important part of the solution to reduce the cost and the carbon footprint of heavy-duty long-haul trucking. Natural gas infrastructure is abundant and RNG production is growing.

As we wait for hydrogen adoption, both Cespira and our High-Pressure Controls & Systems segment have products and technologies enabling the use of lower-carbon fuels today. These same products are equally viable in the future as hydrogen adoption ramps up. In the near-term, our High-Pressure Controls and Systems business has expertise in high-pressure components, providing the capability to rapidly develop CNG high pressure solutions for heavy-duty, off-road and industrial applications, providing effective solutions for decarbonization by utilizing alternative fuels today while advancing zero-emissions hydrogen solutions for the future. Additionally, the Company holds extensive intellectual property assets related to high-pressure fuels for HPDI engines. These initiatives are being designed to strengthen Westport’s competitive position and reinforce its role in advancing low-carbon fuel solutions for hard-to-decarbonize mobility applications.

Advisors

J.P. Morgan is acting as financial advisor to Westport and is providing a fairness opinion to the board of directors in connection with the Transaction. Bennett Jones LLP and Delfino Willkie are acting as legal advisors to Westport, and E&Y is acting as tax advisor to the Company.

Gianni & Origoni, NautaDutilh, Wardyński & Partners and PwC are advising Heliaca Investments in connection with the Transaction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the closing of, and timing for closing of, the Transaction, shareholder approval of the Transaction, the anticipated benefits of the Transaction, including potential earn-out payments, the Transaction alleviating liquidity concerns, the ability to strengthen our balance sheet and align our cost structure, the ability to capitalize on growth initiatives, including fund strategic acquisitions, the ability to transition to a smaller, more efficient organization and our expectations regarding the future success of our business, the adoption of hydrogen and the future growth and development of HPDI. Other forward-looking statements included in the release include those relating to Westport’s future strategic plans, business opportunities and use of the Transaction proceeds. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to completion and satisfaction of all conditions to closing of the Transaction set out in the Agreement, governmental policies, regulation and approval, the achievement of the performance criteria required for the earn out described above, purchase price adjustments contained in the Agreement, the demand for high-pressure storage solutions and other products, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, as discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

Investor Inquiries:

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com